

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2013

Via E-mail
Mr. Patrick F. Williams
Chief Financial Officer
ZELTIQ Aesthetics, Inc.
4698 Willow Road, Suite 100
Pleasanton, CA 94588

> **Re: ZELTIQ Aesthetics, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 13, 2013**
> **Form 10-Q for the Quarter Ended March 31, 2013**
> **Filed April 26, 2013**
> **File No. 001-35318**

Dear Mr. Williams:

We have reviewed your response letter dated August 1, 2013 and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2013

Note 2. Summary of Significant Accounting Polices, page 7

1. We note your response to prior comment 2. You state that you believe you meet the condition of FASB ASC 605-50-45-2(b) because the fair value of the advertising is easily verifiable. However, FASB ASC 605-50-45-2(b) requires that you be able to reasonably estimate the fair value *of the benefit you receive*, which is not necessarily the same as the fair value of the advertising. Please explain to us how you are able to reasonably estimate the fair value of the benefit you receive.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief